ANI Pharmaceuticals, Inc.
210 Main Street West
Baudette, Minnesota 56623

January 27, 2023

Division of Corporation Finance

Office of Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:         ANI Pharmaceuticals, Inc.

Form 10-K for Fiscal Year Ended December 31, 2021

Filed March 15, 2022

Form 8-K furnished August 8, 2022

File No. 001-31812

Ladies and Gentlemen:

Set forth below are the responses of ANI Pharmaceuticals, Inc. (the “Company,” “ANI,” “we,” “us” or “our”) to the oral comment received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on January 12, 2023. For your convenience, our response is prefaced by the exact text of the Staff’s oral comment in bold, italicized text.

We acknowledge your response to comment 3 in your proposed footnote disclosure. Please confirm you will revise your proposed disclosure to eliminate reference to changes being made ‘at the request of the U.S. Securities and Exchange Commission’.

RESPONSE: We acknowledge your comment and would propose the following language in the proposed footnote disclosure, with the proposed change in bold, italicized text:

“Beginning in the fourth quarter of 2022, ANI will no longer exclude expenses for In Process Research & Development or Cortrophin pre-launch charges and sales and marketing expenses from its non-GAAP results. Historically, the company excluded these charges. These changes are being made to align with views expressed by the U.S. Securities and Exchange Commission. Prior periods have been recast to reflect these changes.

- For the period ended December 31, 2022, non-GAAP financial measures have been recast to include $1.15 million of incremental R&D expense and a related reduction in full year Adjusted non-GAAP Diluted Earnings per Share of $0.06 as compared to amount reported in our third quarter 2022 earnings release and associated Form 8-K.

- For the period ended December 31, 2021, non-GAAP results have been recast to include $780K of additional Purified Cortrophin Gel pre-launch charges and $13.4 million of Cortrophin related SG&A expense, and a related reduction in full year Adjusted non-GAAP Diluted Earnings per Share of $0.86, resulting in a revised 2021 Adjusted non-GAAP Diluted Earnings per Share of $2.36.”

*          *          *          *          *

Should you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Meredith W. Cook, SVP, General Counsel and Corporate Secretary of ANI Pharmaceuticals, Inc. at 609-759-1810 ext. 1001.

Sincerely,

ANI Pharmaceuticals, Inc.

By:	/s/ Stephen P. Carey
Name:	Stephen P. Carey
Title:	Senior Vice President Finance and Chief Financial Officer

Enclosures

cc:          Nikhil Lalwani, ANI Pharmaceuticals, Inc.

Meredith W. Cook, ANI Pharmaceuticals, Inc.